Exhibit 99.56

MATERIAL CHANGE REPORT

FORM 51-102F3

1.       Name and Address of Company

PyroGenesis Canada Inc. (the “Company” or “PyroGenesis”)

1744 William Street, Suite 200

Montreal, Quebec, H3J 1R4

2.       Date of Material Change

Not applicable.

3.       News Release

Not applicable.

4.       Summary of Material Change

This material change report is filed to clarify and provide additional disclosure on matters that have previously been disclosed by the Company and update the Company’s continuous disclosure documents. See item 5 below.

5.       Full Description of Material Change

On October 9, 2019, PyroGenesis announced that the business line behind a $20 million contract, plus subsequent years revenue, is DROSRITE, and the client is Drosrite International LLC (“Drosrite International”), a US-based private company. However, Drosrite International is, on an accounting basis, a subsidiary of the Company and not a client, as under applicable accounting standards the Company is considered to effectively control Drosrite International. The sole director, officer and shareholder of Drosrite International is Alex Pascali, an employee of the Company and the son of P. Peter Pascali, Chief Executive Officer of the Company.

PyroGenesis also announced on the same day that Drosrite International had signed an agreement with Radian Oil & Gas Services Company, an oil and gas services company operating in the Middle East (the “Dross Processing Service Agreement”). The Dross Processing Service Agreement was structured as a “BOOT” agreement (build, own, operate and transfer) having a 20-year term and using the Company’s DROSRITE technology.

The Dross Processing Service Agreement provides that Drosrite International will manufacture and deliver to Radian Oil & Gas five DROSRITE TPY systems with an annual treatment capacity of approximately 5,000 tons per year each and two DROSRITE TPY systems with an annual treatment capacity of approximately 10,000 tons per year each, for a total annual treatment capacity of 30,000 to 40,000 tons per year of white and black aluminum dross, all of which will be installed at the aluminium smelting facility of Ma’aden Aluminum Company located at Ras Al-Khair, in Saudi Arabia. In addition, Drosrite International will oversee the installation of the systems at the Ras Al-Khair facility. Drosrite International will also supply spare parts over the 20-year duration of the Dross Processing Service Agreement and be entitled to receive an annual royalty. A consideration of approximately US$15 million is payable to Drosrite International during the first year of the contract for the engineering, design, supply, installation, supervision and commissioning of the systems, of which approximately US$5.5 million has been paid as of the date of this material change report following the satisfaction of certain milestones. Drosrite International is entitled to receive additional payments in the future for spare parts as well as annual royalty payments during the term of the Dross Processing Service Agreement. The Dross Processing Service Agreement includes customary termination rights, which include termination rights for a material breach of the agreement that is not remedied within a certain period, prolonged force majeure, insolvency events and failure to meet specification requirements.

In connection with the Dross Processing Service Agreement between Drosrite International and Radian Oil & Gas, an agreement dated August 29, 2019 was entered into between PyroGenesis and Drosrite International (the “Drosrite International Exclusive Agreement”) under which Drosrite International received the required rights from PyroGenesis to perform its obligations under its agreement with Radian Oil & Gas. Under the Drosrite International Exclusive Agreement, PyroGenesis will receive payments equal to the payments received by Drosrite International under its Dross Processing Service Agreement with Radian Oil & Gas. Drosrite International does not receive any management, administration or other fee from the Company.

The Drosrite International Exclusive Agreement provides that all transactions of Drosrite International are conducted on behalf of the Company as an agent and, as such, such transactions have been accounted for by the Company as if they were performed directly by the Company. The Company has to indemnify Drosrite International for any claims and liabilities incurred in connection with the Drosrite systems.

The Company’s disclosure also led to believe that the Company’s Drosrite technology was protected by patents. However, the Company’s Drosrite technology was only protected by patents until 2017 and new patent applications pertaining to the technology have been filed before 2017, which patent applications are pending.

For further details, please see the revised annual information form of the Company dated November 3, 2020, available under the Company’s SEDAR profile at www.sedar.com, which includes an updated description of (i) the relationship between the Company and Drosrite International, (ii) the Dross Processing Service Agreement, (iii) the Drosrite International Exclusive Agreement, and (iv) the terms of a settlement agreement and events relating thereto entered into between the Company and Phoenix Haute Technology Inc. on April 30, 2018.

6.       Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.       Omitted Information

Not applicable.

8.       Executive Officer

For further information please contact:

P. Peter Pascali

President and Chief Executive Officer of the Company

514-937-0002, ext. 230 or ppascali@pyrogenesis.com

9.       Date of Report

November 3, 2020.